UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On September 1, 2020, Evogene Ltd., or Evogene, announced a $10 million registered direct equity investment by Ark Investment Management LLC and Alpha Capital Anstalt.  A copy of the press release announcing this investment, which is subject to customary closing conditions, is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and is incorporated herein by reference.

The securities to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-240249), which was declared effective by the SEC on August 10, 2020.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The contents of this Form 6-K (other than Exhibit 99.1) are incorporated by reference in the registration statements on Form F-3 (File No. 333-240249) and Form S-8 (File No.’s 333-193788, 333-201443 and 333-203856) of Evogene, filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Evogene is using forward-looking statements when it discusses the proposed registered direct offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar | Law Offices

23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)

99.1	Press Release issued by Evogene Ltd. on September 1, 2020, titled “Evogene Announces $10 Million Equity Investment Led by Ark Investment Management.”

99.2	Form of Securities Purchase Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer